bioAffinity Technologies, Inc.

3300 Nacogdoches Road, Suite 216

San Antonio, Texas 78217

(210) 698-5334

June 12, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	bioAffinity Technologies, Inc.
Registration Statement on Form S-1
Filed June 12, 2026
File No. 333-296764

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), bioAffinity Technologies, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, June 16, 2026, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

BIOAFFINITY TECHNOLOGIES, INC.

By:	/s/ Maria Zannes
Name:	Maria Zannes
Title:	Chief Executive Officer